EXHIBIT 3.1

              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                                    OF USCORP

                              A Nevada Corporation

I, the undersigned Secretary of USCorp, a Nevada Corporation to hereby certify:

That the Shareholders of said corporation, at a special meeting convened and held in Las Vegas, Nevada on January 14, 2002, approved a resolution whereby the Board of Directors would amend Article IV of the Articles of Incorporation. A majority of the shareholders with voting rights were represented at the meeting of Stockholders either in person or by proxy. That the Board of Directors by unanimous consent resolved to amend Article IV of the Articles of Incorporation to read as follows:

ARTICLE FOURTH shall be amended to read as follows:

The amount of the total authorized common stock of this Corporation shall be One Hundred Million (100,000,000) shares of common stock with a par value of $0.01 per share, all of which stock shall be entitled to voting power, one vote per share. Shareholders shall not have preemptive rights or be entitled to cumulative voting in connection with the shares of the Corporation's common stock.

The amount of the total authorized preferred stock of this Corporation shall be Ten Million (10,000,000) shares Voting Convertible Preferred, par value $0.10 per share, each share convertible to 8 shares voting common stock. The terms and conditions under which the convertible preferred shares of the Corporation are to converted shall be determined by the Board of Directors.

The number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 453,567; and said change has been consented to and approved by a majority vote of the Stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


/s/Spencer Eubank, Corporate Secretary
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